

October 28, 2010

Via U.S. Mail and Facsimile

Randal J. Rabe
Chief Financial Officer
United Bancorp, Inc.
205 E. Chicago Boulevard
Tecumseh, MI 49286

> **Re:** **United Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2010**
> **File No. 333-169717**

Dear Mr. Rabe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 1, 2010

General

1. Please revise to include a recent developments section that discusses the current status of your MOU as well as all material actions you have taken in response to the MOU.

2. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

3. Please note the updating requirements of Rule 3-12 of Regulation S-X.

4. Please file all missing exhibits with your next amendment or tell us when you plan to file them. Note that we may have comments after reviewing these documents.

Prospectus Cover Page

5. Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to acceleration of effectiveness of the registration statement. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

Risk Factors

Our allowance for loan losses may not be adequate …, page 16

6. Please revise to disclose your allowance for loan losses as of September 30, 2010, December 31, 2009 and September 30, 2009. Please also revise to disclose the percentage of allowance for loan losses to total nonperforming loans as of those dates.

7. Please revise to disclose the aggregate amount of loans the terms of which have been extended but that are not considered nonperforming or troubled debt restructurings.

We are not in compliance with the terms of our MOU …, page 19

8. We note the disclosure that you were not in compliance with the minimum Tier 1 capital ratio required by the MOU at June 30, 2010. Please revise to disclose your Tier 1 capital ratio as of June 30, 2010 and September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: Gordon R. Lewis
            Warner Norcross & Judd LLP